SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                    Report for the Month of September, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Holding(s) in Company



To: Xenova Group plc
Dated: 17 September 2003

Companies Act 1985 (as amended):
Disclosure of Interests in Shares

In accordance with Part VI of the Companies Act 1985 (as amended) (the "Act"), we write to inform you that Prudential plc and certain of its subsidiary companies have a notifiable interest in the issued share capital of your company as detailed in the schedule below.

For the purposes of S210 of the Act, the address for those companies identified in the schedule below is Laurence Pountney Hill London EC4R OHH.



          Notifiable Position Report for XENOVA GROUP ORD GBP0.10
                         as at 16 September 2003


Percentage holdings are calculated using an issued share capital of 246,078,893 ORD GBP0.10 shares

                Registered Holder                Holding             %


Prudential plc                                   7,600,000          3.08     Total Notifiable Interest
                PRUCLT HSBC GIS NOM(UK) PAC AC   7,300,000
                PRUCLT HSBC GIS NOM(UK) PPL AC     300,000

The Prudential Assurance Company Limited         7,600,000          3.08
                PRUCLT HSBC GIS NOM(UK) PAC AC   7,300,000
                PRUCLT HSBC GIS NOM(UK) PPL AC     300,000


From: M&G Investment Management Limited



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 18 September 2003